UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street
Royal Bank Plaza	1 Place Ville Marie
Toronto, Ontario	Montreal, Quebec
Canada M5J 2J5	Canada H3C 3A9
Attention: Vice-President	Attention: Vice-President
& Corporate Secretary	& Corporate Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                          Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K and the exhibit 99.1 hereto are incorporated by reference as exhibits into the Registration Statement on Form F-3 (File No. 333-139359) and the Registration Statements on Form S-8 (File Nos. 333-8434, 333-12036, 333-12050, 333-13052, 333-13112, 333-13176, 333-13602, 333-13752, 333-14144, 333-110953, 333-117922).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: July 14, 2009	By:	/s/ James Salem
	Name:	James Salem
	Title:	Treasurer & S.V.P.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Consolidated Ratios of Earnings to Fixed Charges